UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number: 001-38665

CooTEK (CAYMAN) INC.

7F, T3, Lane 360, Xinlong Road

Minhang District, Shanghai, 201101

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Change of Board

CooTek (Cayman) Inc. (the “Company”) today announced that Mr. Ye Yuan has resigned from the board of directors of the Company (the “Board”) due to personal reasons, effective November 6, 2026, and that Ms. Lili Guo has been appointed as a director of the Company, effective November 6, 2026. Following Mr. Ye Yuan’s resignation and Ms. Lili Guo’s appointment, the Board comprises three directors in total.

Ms. Lili Guo has served as the Company’s Head of Human Resources since July 2023, and previously served as the Company’s Organizational Development Expert from September 2020 to July 2023. Prior to joining the Company, Ms. Guo held Senior Human Resources Manager positions at New Oriental Education & Technology Group from September 2019 to September 2020, and at Alibaba Group from November 2018 to October 2019. From January 2011 to November 2018, she served as Head of Human Resources at Arvato Services Bertelsmann. Ms. Guo began her professional career as a Consultant at Metizo Consulting Ltd. from July 2008 to December 2010. Ms. Guo received her bachelor’s degree in English Language and Literature from Beijing Language and Culture University in 2008 and her master’s degree in Managerial Psychology from The University of Hong Kong in 2023.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COOTEK (CAYMAN) INC.

By:	/s/ Karl Kan Zhang
	Name:	Karl Kan Zhang
	Title:	Chairman of the Board of Directors, Chief Technology Officer and Acting Chief Financial Officer

Date : November 6, 2026